November 21, 2024

Chi Kin Kelvin Yeung
Chief Executive Officer
Phoenix Asia Holdings Limited
Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

       Re: Phoenix Asia Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted October 25, 2024
           CIK No. 0002035709
Dear Chi Kin Kelvin Yeung:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. Please revise the summary to disclose clearly that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the
       Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
 November 21, 2024
Page 2

Risk Factors Summary, page 4

2. Please revise your summary risk factor disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong, lack of reciprocity, and cost and time constraints.
Use of Proceeds, page 43

3. We note your disclosure that if business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. Please clarify what changes in business conditions would result in a change in the use of proceeds.
Management's Discussion and Analysis
Cost of Revenue, page 53

4. We note your statement that the increase in cost of revenue was generally in line with the increase in revenue; however, your subcontracting costs and material costs appear to have increased substantially more than your revenue. Where you identify material changes in cost of sales revise to explain clearly the reasons for the changes.
Business , page 64

5. Please describe your public and private section projects in greater detail. For example, disclose the type of projects and the expected completion date for your material projects and any material risks associated with these projects.
6. We note your references in the MD&A, Use of Proceeds and other sections of your disclosure to developing and maintaining awareness of your brand. Please describe clearly the brand you are referencing in these disclosures.
       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Clement Au, Esq.